SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 3 TO

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

AMERICAN BANK INCORPORATED

(Name of Issuer)

AMERICAN BANK INCORPORATED

ABI MERGER SUB, INC.

MARK W. JAINDL

(Name of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

024343105

(CUSIP Number of Class of Securities)

Mark W. Jaindl

President and Chief Executive Officer

American Bank Incorporated

4029 West Tilghman Street

Allentown, PA 18104

(610) 366-1800

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

Copy to:

John J. Gorman, Esq.

Luse Gorman Pomerenk & Schick, PC

5335 Wisconsin Ave, N.W. Suite 400

Washington, DC 20015

(202) 274-2000

(202) 362-2902 (facsimile)

This statement is filed in connection with (check the appropriate box):

☑  a.

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐  b.

The filing of a registration statement under the Securities Act of 1933.

☐  c.

A tender offer.

☐  d.

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$1,674,000	$51.40

*

Calculated solely for the purpose of determining the filing fee.  This amount assumes that 184,000 shares of common stock of the subject company are acquired in the merger for $9.10 per share in cash, for a total consideration of $1,674,000.  Pursuant to Rule 0-11, the amount required to be paid with the filing of this Schedule 13E-3 equals .0000307 of the total consideration, or $51.40.

☑

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:  $51.40

Form of Registration Number:  Preliminary Proxy Statement on Schedule 14A

Filing Party:  American Bank Incorporated

Date Filed:  March 19, 2007

TABLE OF CONTENTS

INTRODUCTION

Item 1

Summary Term Sheet

Item 2

Subject Company Information

Item 3

Identity and Background of Filing Person

Item 4

Terms of the Transaction

Item 5

Past Contacts, Transactions, Negotiations and Agreements

Item 6

Purposes of the Transaction and Plans or Proposals

Item 7

Purposes, Alternatives, Reasons and Effects

Item 8

Fairness of the Transaction

Item 9

Reports, Opinions, Appraisals and Negotiations

Item 10

Source and Amount of Funds or Other Consideration

Item 11

Interest in Securities of the Subject Company

Item 12

The Solicitation or Recommendation

Item 13

Financial Statements

Item 14

Persons/Assets Retained, Employed, Compensated or Used

Item 15

Additional Information

Item 16

Exhibits

SIGNATURE

EXHIBIT INDEX

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement is being filed by American Bank Incorporated, a Pennsylvania corporation and registered bank holding company (the "Company"), ABI Merger Sub, Inc., (a newly-formed, wholly-owned subsidiary of the Company) and Mark W. Jaindl (the President, Chief Executive Officer and a director of American Bank Incorporated, and the owner of a majority of the outstanding shares of American Bank Incorporated’s common stock) in connection with the proposed merger (the "Merger") of ABI Merger Sub, Inc. with and into the Company, with the Company being the surviving corporation in the Merger.  The Merger will be effectuated pursuant to a Plan of Reorganization and Agreement of Merger dated as of February 8, 2007 (the "Merger Agreement"), between the Company and ABI Merger Sub, Inc., as it may be amended from time to time.

At the effective time of the Merger: (i) each share of common stock of the Company (the “Common Stock”) then held by a shareholder of record who as of the record date for the annual meeting of shareholders (the “Record Date”) held 100 or fewer shares (a “First Tier Record Holder”) will be converted into the right to receive $9.10 in cash per share from the Company, as to the shares held of record on the Record Date; (ii) each share of Common Stock then held by a shareholder of record who as of the Record Date held more than 100 but fewer than 1,000 shares of Common Stock (a “Second Tier Record Holder”) will be converted into the right to receive, as to the shares held of record on the Record Date, at the election of the shareholder, either (a) the per share cash consideration of $9.10, or (b) one share of a newly authorized class of Series A Preferred Stock of the Company; and (iii) each share of Common Stock then held by a shareholder of record who as of the Record Date held 1,000 or more shares (a “Third Tier Record Holder”) will remain as outstanding Common Stock of the Company.  In addition, if during the period between the Record Date and the effective time of the Merger, a First Tier Record Holder or a Second Tier Record Holder acquires by purchase, gift, bequest, or otherwise, any additional shares of Common Stock which are owned of record by such shareholder as of the effective time, each such additional share shall be converted into the right to receive one share of Series A Preferred Stock.  Similarly, each share of Common Stock owned of record by a shareholder of record as of the effective time, who is not a First Tier Record Holder or a Second Tier Record Holder and who holds of record fewer than 1,000 shares, will be converted into the right to receive shares of Series A Preferred Stock on a share for share basis.

The Company will limit the amount of cash payable in the transaction to an amount no less than $1,674,000, which would enable all record shareholders owning less than 1,000 shares as of February 8, 2007 to receive $9.10 in cash per share.  At the time of election, if there are more recordholders holding more than 100 but fewer than 1,000 shares of Common Stock as of the Record Date electing cash than is available, priority will be given first to such shareholders of record as of the Record Date who were also holders of record as of February 8, 2007, the date of adoption of the Merger Agreement by the Board of Directors, and second to such shareholders owning the fewest number of shares of record as of the Record Date.

To facilitate the Merger, the Company has also proposed an amendment to the Company's Articles of Incorporation to authorize the issuance of 500,000 shares of Series A Preferred stock.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission contemporaneously with a definitive proxy statement (the "Proxy Statement") filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the shareholders of American Bank Incorporated will be given notice of and asked to approve the Merger and the Merger Agreement, and to approve an amendment to the Company's Articles of Incorporation to authorize the issuance of 500,000 shares of Series A Preferred Stock at the Company's annual shareholders' meeting.  The Proxy Statement is in definitive form.  The following cross-reference sheet included in this Schedule 13E-3 is being supplied pursuant to General Instruction G to Schedule 13E-3.  The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company.

Item 1.

Summary Term Sheet

The required information is incorporated herein by reference to the section of the Proxy Statement, which is incorporated as Exhibit 1 hereto, captioned “Summary Term Sheet,” and “Questions And Answers About the Annual Meeting and the Merger.”

Item 2.

Subject Company Information

The required information is incorporated herein by reference to the section of the Proxy Statement captioned “Information About American Bank Incorporated and Its Affiliates.”

Item 3.

Identity And Background Of Filing Person

The filing persons are American Bank Incorporated, ABI Merger Sub, Inc. and Mark W. Jaindl. The subject company is American Bank Incorporated. The business address and telephone number of each filing person is c/o American Bank Incorporated, 4029 West Tilghman Street, Allentown, Pennsylvania 18104, telephone (610) 366-1800. Information regarding the filing persons and the persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of the Proxy Statement captioned “Information About American Bank Incorporated and Its Affiliates,” and “Proposal III—Election of Directors.” During the past five years, none of the filing persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body as a result of which any such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.  Mr. Jaindl is a citizen of the United States of America.

Item 4.

Terms Of The Transaction

The required information is incorporated herein by reference to the sections of the Proxy Statement captioned “Summary Term Sheet,” “Special Factors—Purpose of the Merger Proposal,” “—Background of the Merger Proposal,” “—Reasons for the Merger Proposal,” “—Recommendation of our Board of Directors; Fairness of the Transaction,” “—Material U.S. Federal Income Tax Consequences of the Merger,” “Proposal I—The Merger,” including the subsections “—Structure of the Merger,” “—Determination of the Terms of the Merger,” “—Interests of Certain Persons in the Merger” and “—Rights of Dissenting Shareholders;” and “Information Regarding the Annual Meeting of Shareholders.”

Item 5.

Past Contacts, Transactions, Negotiations And Agreements

The required information is incorporated herein by reference to the sections of the Proxy Statement captioned “Information About American Bank Incorporated and its Affiliates—Recent Affiliate Transactions in American Bank Incorporated Stock,” “—Stock Repurchases by American Bank Incorporated,” and “Proposal I—The Merger—Past Contacts, Transactions, Negotiations and Agreements.”

Item 6.

Purposes Of The Transaction And Plans Or Proposals

The common stock acquired in the transaction will be cancelled and become authorized but unissued common stock.  Other than the Merger and related transactions described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

(1)

any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary;

(2)

any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary;

(3)

any material change in the Company’s present dividend rate or policy or in its indebtedness or capitalization;

(4)

any change in the Company’s present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)

any other material change in the Company’s corporate structure or business;

(6)

except as disclosed in response to Item 7 relating to the termination of trading of the Company’s common stock on the Nasdaq Capital Market, any class of the Company’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)

except as disclosed in response to Item 7 relating to the prospective termination of registration of the Company’s common stock under the Exchange Act, any class of the Company’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)

except as described in response to Item 7, the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act.

Item 7.

Purposes, Alternatives, Reasons And Effects

The required information is incorporated herein by reference to the sections of the Proxy Statement captioned “Special Factors—Purpose of the Merger Proposal,” “—Alternatives Considered,” “—Background of the Merger Proposal,” “—Reasons for the Merger Proposal,” “—Effects of the Proposed Transaction on the Company,” “—Effects of the Transaction on Shareholders Generally,” “—Additional Effects of Transaction on Affiliated Shareholders,” “—Additional Effects of Transaction on Non-Affiliated Shareholders,” “—Determination of Fairness by the Company’s Affiliate,” “—Purposes and Reasons for ABI Merger Sub for the Merger Proposal,” “—Material U.S. Federal Income Tax Consequences of the Merger,” “Proposal I—The Merger—Structure of the Merger,” “—Determination of the Terms of the Merger,” “—Interests of Certain Persons in the Merger,” “—Termination of Securities Exchange Act Registration” and “Pro Forma Effect of the Merger and Pro Forma Consolidated Financial Information (Unaudited).”

Item 8.

Fairness Of The Transaction

The required information is incorporated herein by reference to the sections of the Proxy Statement captioned “Special Factors— Recommendation of our Board of Directors; Fairness of the Transaction,”  “—Determination of Fairness By the Company’s Affiliate,” and “Proposal I—The Merger—Determination of the Terms of the Merger.

Item 9.

Reports, Opinions, Appraisals And Negotiations

The required information is incorporated herein by reference to the section of the Proxy Statement captioned “Special Factors —Opinion of Financial Advisor,” “—Recommendation of our Board of Directors; Fairness of the Transaction,” and “Proposal I—The Merger—Determination of the Terms of the Merger;” and Appendix C to the Proxy Statement.

Item 10.

Source And Amount Of Funds Or Other Consideration

The required information is incorporated herein by reference to the section of the Proxy Statement captioned “Proposal I—The Merger—Source of Funds and Expenses.”

Item 11.

Interest In Securities Of The Subject Company

The required information is incorporated herein by reference to the sections of the Proxy Statement captioned “Information About American Bank Incorporated and its Affiliates —Voting Securities Held by Directors, Executive Officers and 5% Beneficial Owners of American Bank Incorporated,” “—Recent Affiliate Transactions in American Bank Incorporated Stock” and “—Stock Repurchases by American Bank Incorporated.”

Item 12.

The Solicitation Or Recommendation

The required information is incorporated herein by reference to the section of the Proxy Statement captioned “”Summary Term Sheet—Vote Required to Approve the Merger Agreement and Amendment to the Articles of Incorporation” and “Proposal I—The Merger—Interests of Certain Persons in the Merger.”

Item 13.

Financial Statements

(a) Audited financial statements of American Bank Incorporated are incorporated herein by reference to its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, which is included as Appendix E to the Proxy Statement.  Unaudited financial statements of American Bank Incorporated for the quarter ended March 31, 2007 are incorporated herein by reference to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which is included as Appendix F to the Proxy Statement.

(b) The information set forth in the proxy statement under “Selected Consolidated Financial Data of American Bank Incorporated” and “Pro Forma Effect of the Merger and Pro Forma Consolidated Financial Information (Unaudited),” and Appendices E and F to the Proxy Statement is incorporated herein by reference.

Item 14.

Persons/Assets Retained, Employed, Compensated Or Used

The required information is incorporated herein by reference to the sections of the Proxy Statement captioned “Information Regarding the Annual Meeting of Shareholders —Solicitation of Proxies,” and “Miscellaneous.”

Item 15.

Additional Information

The required information is incorporated herein by reference to the section of the Proxy Statement captioned “Proposal II—Amendment to the Articles of Incorporation.”

Item 16.

Exhibits

1.

Definitive Proxy Statement, Form of Proxy, Notice of Annual Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on May 29, 2007, including:

Appendix A

Plan of Reorganization and Agreement of Merger Between American Bank Incorporated and ABI Merger Sub, Inc.

Appendix B

Pennsylvania Business Corporation Law Provisions Related to Dissenters’ Rights

Appendix C

Fairness Opinion of Danielson Capital, LLC

Appendix D

Articles of Amendment to the Articles of Incorporation of American Bank Incorporated

Appendix E

American Bank Incorporated Annual Report on Form 10-KSB for the Year Ended December 31, 2006

Appendix F

American Bank Incorporated Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2007

(Incorporated herein by reference to the Company’s definitive proxy material on Schedule 14A, filed with the SEC on May 29, 2007 (Commission File No. 0-31246).)

2.

Valuation report and supplemental materials prepared by Danielson Capital, LLC.*

3.

Going private analysis prepared by Danielson Capital, LLC.*

———————

*

Previously filed with the Schedule 13E-3 on March 19, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2007	AMERICAN BANK INCORPORATED

	By:	MARK W. JAINDL
Mark W. Jaindl, President & CEO

Date: May 29, 2007	ABI MERGER SUB, INC.

	By:	MARK W. JAINDL
Mark W. Jaindl, President & CEO

Date: May 29, 2007		MARK W. JAINDL
Mark W. Jaindl

EXHIBIT INDEX

1.

Definitive Proxy Statement, Form of Proxy, Notice of Annual Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on May 29, 2007, including:

Appendix A

Plan of Reorganization and Agreement of Merger Between American Bank Incorporated and ABI Merger Sub, Inc.

Appendix B

Pennsylvania Business Corporation Law Provisions Related to Dissenters’ Rights

Appendix C

Fairness Opinion of Danielson Capital, LLC

Appendix D

Articles of Amendment to the Articles of Incorporation of American Bank Incorporated

Appendix E

American Bank Incorporated Annual Report on Form 10-KSB for the Year Ended December 31, 2006

Appendix F

American Bank Incorporated Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2007

 (Incorporated herein by reference to the Company’s definitive proxy material on Schedule 14A, filed with the SEC on May 29, 2007 (Commission File No. 0-31246).)

2.

Valuation report and supplemental materials prepared by Danielson Capital, LLC.*

3.

Going private analysis prepared by Danielson Capital, LLC.*

———————

*

Previously filed with the Schedule 13E-3 on March 19, 2007.